January 8, 2026

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by FundVantage Trust (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 8 on Form N-CSR of FundVantage Trust dated January 8, 2026. We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

Item 8. Changes in and Disagreements with Accountants for Open-End Management Investment Companies.

On September 26, 2025, the Audit Committee of the Trust’s Board of Trustees met to approve the change in the Fund’s independent registered public accounting firm. On September 29, 2025, PricewaterhouseCoopers LLP (“PwC”) was dismissed as the Fund’s independent registered public accounting firm for the fiscal-year-ended April 30, 2026 for the Polen Floating Rate Income ETF and Polen High Income ETF (the “Funds”).

PwC’s report on the financial statements of the Funds as of and for the fiscal period ended April 30, 2025 and for the Polen Floating Rate Income ETF as of and for the fiscal period ended April 30, 2024 (which includes the period in which the Polen Floating Rate Income ETF operated as the Polen Bank Loan Fund prior to its reorganization on March 21, 2025), did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

For the fiscal period ended April 30, 2025 and 2024, and the subsequent interim period through September 29, 2025, there have been no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreement in connection with PwC’s report on the financial statements. In addition, there have been no reportable events during the fiscal period ended April 30, 2025 and 2024, and the subsequent interim period through September 29, 2025, of the kind described in Item 304(a)(1)(v) of Regulation S-K under the Securities Exchange Act of 1934.

The Funds requested that PwC furnish the Funds with a letter addressed to the U.S. Securities and Exchange Commission (the “SEC”) stating PwC agrees with the above. A copy of the letter from PwC to the SEC is filed as an Exhibit to this Form N-CSR.

On September 26, 2025, the Audit Committee of the Trust’s Board of Trustees approved the appointment of Cohen and Company, Ltd. as the Trust’s independent registered public accounting firm for the fiscal-year-ended April 30, 2026. On September 29, 2025, this decision was effective upon dismissal of PwC. For the fiscal period ended April 30, 2025 and 2024, and the subsequent interim period through September 29, 2025, neither the Funds, nor anyone on the Funds’ behalf, consulted with Cohen and Company, Ltd. on items which: (1) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Funds’ financial statements, and no written report or oral advice was provided to the Funds that Cohen and Company, Ltd. concluded was an important factor considered by the Funds in reaching a decision as to any accounting, auditing, or financial reporting issue; or (ii) concerned the subject of a disagreement (as defined in paragraph (a)(1) (iv) of Item 304 of Regulation S-K) or reportable events (as described in paragraph (a)(1)(v) of said Item 304).